December 3, 2024

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Chris Edwards

Re:	Lexaria Bioscience Corp. (the “Company”) Registration Statement on Form S-3 File No. 333-283484

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30PM Eastern time on December 5, 2024, or as soon thereafter as is practicable.

If you have any questions, please call Avital Perlman at 212-930-9700.

Very truly yours,

LEXARIA BIOSCIENCE CORP.

By:	/s/ Richard Christopher
Name:	Richard Christopher
Title:	Chief Executive Officer